Via EDGAR (Correspondence)

July 25, 2011

Stephanie Hunsaker

Senior Assistant Chief Accountant

United State Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	State Street Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Form 10-Q for Quarter Ended March 31, 2011

Filed May 9, 2011

File No. 001-07511

Dear Ms. Hunsaker:

This letter sets forth the response of State Street Corporation, a Massachusetts corporation (“State Street,” “we,” “us,” “our” or similar terms), to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of July 12, 2011 (the “Comment Letter”), regarding the above-referenced reports.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Management’s Discussion and Analysis, page 2

Trading Activities, page 34

1.	Refer to your response to prior comment five. Please provide proposed disclosure to be included in future filings that discusses the rationale of diversification benefits and how they are calculated, and clarify why the diversification benefit is considered in VaR for trading assets but not in total regulatory VaR.

In future filings we will include the following disclosure, as applicable:

We recognize diversification benefits for our sales and trading activities by computing a historical simulation VaR. Revaluing our portfolio using historical market data incorporates realized correlations among market risk factors and the benefits of diversification. Consistent with current bank regulatory market risk guidelines, our regulatory VaR computation includes certain positions outside of our regular sales and trading activities, but covered by those guidelines. We do not have a historical simulation VaR model that covers positions outside of our regular sales and trading activities. Consequently, we compute the VaR associated with those assets using a separate model, which we then add to the VaR associated with our sales and trading activities to derive State Street’s total regulatory VaR. Although this simple addition does not fully give recognition to the benefits of diversification of our business, we believe that this approach is both conservative and consistent with the way in which we manage those businesses.

2.	Refer to your response to prior comment six. In future filings, please disclose your ongoing integrity test of your model and the related backtesting exceptions observed, including the hypothetical trading outcomes that would result if the positions as of the end of the first day were held constant and would only be exposed to changes in market rates between the first day and the next, which you then compare with VaR. Furthermore, explain why the hypothetical trading outcomes yield backtesting exceptions while the VaR measure that captures intraday trading does not yield backtesting exceptions. Please provide us with a copy of your proposed disclosure as part of your response.

In future filings we will include the following disclosure, as applicable:

State Street performs ongoing integrity testing of its VAR models to validate that the model forecasts are reasonable when compared to actual results. Our actual daily trading profit and loss, or P&L, is generally greater than hypothetical daily trading P&L due to our ability to manage our positions through intraday trading and other pricing considerations. As such, while we have not seen any back-testing exceptions to the VaR model in comparison to actual daily trading P&L, we do from time to time see back-testing exceptions on a hypothetical basis, assuming that all positions are held constant. These exceptions are generally infrequent, as one would expect from the nature and definition of a VaR computation.

* * * *

State Street acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. State Street also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-664-8697 if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ James J. Malerba
James L. Malerba
Executive Vice President,
Corporate Controller and Chief Accounting Officer